Exhibit 99.1

GERDAU S.A.

Condensed consolidated

interim financial information

at March 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Gerdau S.A.

We have reviewed the accompanying condensed consolidated balance sheets of Gerdau S.A. and its subsidiaries (the “Company”) as of March 31, 2006 and 2005, and the related condensed consolidated statements of income, of comprehensive income,  of cash flows and of changes in shareholders’ equity for each of the three-month periods ended March 31, 2006 and 2005.  This interim financial information is the responsibility of the Company’s management.

The review of the interim financial information of: (a) Gallatin Steel Company, a 50% owned joint venture, which represented an equity investment of 1.15% of total consolidated assets as of March  31, 2006 and equity in income of 4.30% of income before taxes on income and minority interests, for the three-month period ended March 31, 2006, and (b) Aços Villares S.A. a subsidiary, which statements reflect total assets of 2.76% of the related consolidated total as of March 31, 2006, and total net sales of 6.10%, of the related consolidated total for the tree-month period ended March 31, 2006; have been carried out by other accountants.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States).  A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole.  Accordingly, we do not express such an opinion.

Based on our review and the review performed by the other accountants, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial information for it to be in conformity with accounting principles generally accepted in the United States of America.

We previously audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2005, and the related consolidated statements of income, of comprehensive income and of cash flows for the year then ended (not presented herein), and in our report dated May 2, 2006 we expressed an unqualified opinion on those consolidated financial statements.  In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2005, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

/s/PricewaterhouseCoopers
PricewaterhouseCoopers
Auditores Independentes
Porto Alegre, Brazil

June 26, 2006

GERDAU S.A.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. Dollars, except number of shares)

ASSETS

		March 31, (Unaudited)		December
	Note	2006	2005	31, 2005

Current assets
Cash and cash equivalents		806,826	283,553	532,375
Restricted cash		9,140	4,736	9,617
Short-term investments		1,786,493	525,063	1,761,421
Trade accounts receivable, net		1,171,687	907,773	779,526
Inventories	3	1,850,053	1,577,260	1,662,461
Unrealized gains on derivatives	9	298	—	41
Deferred income taxes		27,843	56,183	34,183
Tax credits		108,201	85,025	78,443
Prepaid expenses		37,387	22,787	39,512
Other		85,603	46,374	78,257
Total current assets		5,883,531	3,508,754	4,975,836

Non-current assets
Property, plant and equipment, net	4	4,782,817	2,847,236	3,517,962
Deferred income taxes		246,475	135,969	181,712
Judicial deposits	6	72,672	44,683	62,186
Unrealized gains on derivatives	9	—	2,686	2,333
Tax credits		138,898	—	102,842
Equity investments		179,561	208,829	179,359
Investments at cost		13,403	6,610	9,261
Goodwill		290,357	141,089	147,854
Prepaid pension cost		81,412	54,940	72,498
Advance payment for acquisition of investment in Colombia		14,895	68,500	14,895
Other		140,345	69,821	35,004
Total assets		11,844,366	7,089,117	9,301,742

GERDAU S.A.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. Dollars, except number of shares)

LIABILITIES

		March 31, (Unaudited)		December
	Note	2006	2005	31, 2005

Current liabilities
Short-term debt	5	379,091	316,058	311,384
Current portion of long-term debt	5	315,183	263,420	255,178
Trade accounts payable		861,727	682,789	676,366
Income taxes payable		73,899	118,459	50,500
Unrealized losses on derivatives		7,203	4,452	6,786
Deferred income taxes	9	68,315	14,950	4,680
Payroll and related liabilities		106,349	77,978	109,508
Dividends and interest on equity payable		1,209	8,353	80,144
Taxes payable, other than income taxes		125,740	51,109	57,736
Other		138,583	107,706	128,955
Total current liabilities		2,077,299	1,645,274	1,681,237

Non-current liabilities
Long-term debt, less current portion	5	2,617,978	1,390,698	2,233,031
Debentures	5	569,214	361,210	414,209
Deferred income taxes		285,995	59,199	141,682
Accrued pension and other post-retirement benefits obligation		164,296	117,926	154,727
Provision for contingencies	6	209,265	90,203	127,849
Taxes payable in installments		—	24,559	—
Unrealized losses on derivatives	9	1,450	2,785	1,170
Other		194,113	48,727	83,035
Total non-current liabilities		4,042,311	2,095,307	3,155,703

Total liabilities		6,119,610	3,740,581	4,836,940

Commitments and contingencies	6

Minority interest		1,513,174	673,645	921,204

SHAREHOLDERS’ EQUITY	7

Preferred shares - no par value - 800,000,000 authorized shares and 435,986,042 shares issued at March 31, 2005 and 2006 and at December 31, 2005, after giving retroactive effect to the stock bonus approved on March 31, 2006		1,456,479	1,016,846	1,456,479
Common shares - no par value - 400,000,000 authorized shares and 231,607,008 shares issued at March 31, 2005 and 2006 and at December 31, 2005 after giving retroactive effect to the stock bonus approved on March 31, 2006		755,903	522,358	755,903
Additional paid-in capital		129,475	3,780	134,147
Treasury stock - 2,863,656 and 2,359,800 preferred shares at March 31, 2006 and 2005, respectively, and 4,568,543 at December 31, 2005, after giving retroactive effect to the stock bonus approved on March 31, 2006		(9,763)	(15,256)	(21,951)
Legal reserve		208,554	122,270	198,685
Retained earnings		1,845,941	1,679,990	1,431,062
Cumulative other comprehensive loss
- Foreign currency translation adjustment		(139,903)	(639,756)	(375,623)
- Additional minimum pension liability		(35,104)	(15,341)	(35,104)
Total shareholders’ equity		4,211,582	2,674,891	3,543,598

Total liabilities and shareholders’ equity		11,844,366	7,089,117	9,301,742

The accompanying notes are an integral part of this condensed consolidated interim financial information.

GERDAU .S.A.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME
(in thousands of U.S. Dollars, except number of shares and per share amounts)

		Three-month period ended
		March 31, (Unaudited)
	Note	2006	2005

Sales		3,145,036	2,453,219
Less: Federal and state excise taxes		(297,129)	(221,261)
Less: Discounts		(41,345)	(25,942)

Net sales		2,806,562	2,206,016
Cost of sales		(2,085,842)	(1,607,806)

Gross profit		720,720	598,210
Sales and marketing expenses		(59,503)	(43,343)
General and administrative expenses		(211,716)	(107,524)
Other operating income (expenses), net		73,978	22,696

Operating income		523,479	470,039
Financial expenses		(112,673)	(53,522)
Financial income		133,089	22,188
Foreign exchange gains and losses, net		94,200	(9,385)
Gains and losses on derivatives, net		673	268
Equity in earnings of unconsolidated companies, net		29,296	32,853

Income before taxes on income and minority interest		668,064	462,441

Provision for taxes on income	11
Current		(126,163)	(111,270)
Deferred		(35,740)	(30,994)
		(161,903)	(142,264)

Income before minority interest		506,161	320,177

Minority interest		(71,580)	(43,291)

Net income		434,581	276,886

Per share data (in US$)	8
Basic earnings per share
Preferred		0.65	0.42
Common		0.65	0.42

Diluted earnings per share
Preferred		0.65	0.42
Common		0.65	0.42

Number of weighted-average common shares outstanding after giving retroactive effect to stock bonus approved on March 31, 2006 — Basic and diluted		231,607,008	231,607,008

Number of weighted-average preferred shares outstanding after giving retroactive effect to stock bonus approved on March 31, 2006 — Basic		432,653,343	432,446,342

Number of weighted-average preferred shares outstanding after giving retroactive effect to stock bonus approved on March 31, 2006 — Diluted		436,000,871	434,910,593

The accompanying notes are an integral part of this condensed consolidated interim financial information.

GERDAU .S.A.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME
(in thousands of U.S. Dollars)

	Three-month period
	ended March 31,
	(Unaudited)
	2006	2005

Net income as reported in the consolidated statement of income	434,581	276,886
Foreign currency translation adjustments	235,720	(17,331)

Comprehensive income for the period	670,301	259,555

The accompanying notes are an integral part of this condensed consolidated interim financial information.

GERDAU S.A.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (Unaudited)
(in thousands of U.S. Dollars, except and per share data)

								Cumulative
				Additional				other
		Preferred	Common	paid-in	Treasury	Legal	Retained	comprehensive
	Note	shares	shares	capital	stock	reserve	earnings	loss	Total

Balances as of January 1, 2005		1,016,846	522,358	3,743	(15,256)	122,813	1,509,847	(637,766)	2,522,585
Net income		—	—	—	—	—	276,886	—	276,886
Appropriation of reserves		—	—	(15)	—	(543)	558	—	—
Foreign currency translation adjustment		—	—	—	—	—	—	(17,331)	(17,331)
Dividends (interest on equity) - $0.16 per Common share and per Preferred share (*)	7.2	—	—	—	—	—	(107,301)	—	(107,301)
Stock option plan expense recognized during the period		—	—	52	—	—	—	—	52

Balances as of March 31, 2005		1,016,846	522,358	3,780	(15,256)	122,270	1,679,990	(655,097)	2,674,891

Balances as of January 1, 2006		1,456,479	755,903	134,147	(21,951)	198,685	1,431,062	(410,727)	3,543,598
Net income		—	—	—	—	—	434,581	—	434,581
Appropriation of reserves		—	—	—	—	9,869	(9,869)	—	—
Foreign currency translation adjustment		—	—	—	—	—	—	235,720	235,720
Dividends - $0.01 per Common share and per Preferred share (*)	7.2	—	—	—	—	—	(6,845)	—	(6,845)
Stock option exercised during the period				(5,281)	12,188		(2,988)		3,919
Stock option plan expense recognized during the period		—	—	609	—	—	—	—	609

Balances as of March 31, 2006		1,456,479	755,903	129,475	(9,763)	208,554	1,845,941	(175,007)	4,211,582

(*)            After giving retroactive effect to the stock bonus approved on March 31, 2006 as described in Note 7.1. Preferred treasury stock for the three-month periods ended March 31, 2006 and 2005 are not considering outstanding.

The accompanying notes are an integral part of this condensed consolidated interim financial information.

GERDAU S.A.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
(in thousands of U.S. Dollars)

	Three-month period
	ended March 31,
	(Unaudited)
	2006	2005

Cash flows from operating activities
Net income	434,581	276,886
Adjustments to reconcile net income to cash flows from operating activities:
Depreciation and amortization	124,178	80,332
Equity in earnings on unconsolidated companies	(29,296)	(32,853)
Foreign exchange loss, net	(94,200)	9,385
Gains on derivative instruments, net	(673)	(268)
Minority interest	71,580	43,291
Deferred income taxes	35,740	30,994
(Gain) losses on disposal of property, plant and equipment, net	(5,235)	67
Provision (reversal) for doubtful accounts	3,452	(776)
Provision for contingencies	8,237	2,624
Distributions from joint ventures	30,403	30,403

Changes in assets and liabilities:
Increase in accounts receivable	(153,820)	(48,004)
Decrease in inventories	130,759	5,992
(Increase) decrease in accounts payable and accrued liabilities	(53,031)	72,527
Increase (decrease) in other assets	(93,347)	21,919
Decrease (increase) in other liabilities	100,930	(69,571)
Purchases of short-term investments	(177,510)	(131,405)
Proceeds from maturities and sales of short-term investments	582,756	77,053
Net cash provided by operating activities	915,504	368,596

Cash flows from investing activities
Additions to property, plant and equipment	(241,377)	(145,402)
Payment of acquisitions in North America	(7,692)	(49,654)
Payment of installments for acquisition of Gerdau Sipar Inversiones	(3,916)	—
Payment for acqusition of Corporación Sidenor	(200,082)	—
Cash balance of acquired company	44,071	—
Purchases of short-term investments	(199,566)	(38,150)
Net cash used in investing activities	(608,562)	(233,206)

GERDAU S.A
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
(in thousands of U.S. Dollars)

	Three-month period
	ended March 31,
	(Unaudited)
	2006	2005

Cash flows from financing activities
Cash dividends and interest on equity paid	(95,321)	(124,369)
Dividends paid to minority shareholdes of Gedau Ameristeel	(35,582)	(2,041)
Proceeds from exercise of employee stock options	3,919	—
Decrease (increase) in restricted cash	477	(1,997)
Debt issuance	475,330	178,019
Repayment of debt	(393,822)	(153,368)
Net related party debt loans and repayments	8,011	2,229
Net cash used in financing activities	(36,988)	(101,527)

Effect of exchange rate changes on cash	4,497	736

Increase in cash and cash equivalents	274,451	34,599
Cash and cash equivalents at beginning of period	532,375	248,954
Cash and cash equivalents at end of period	806,826	283,553

The accompanying notes are an integral part of this condensed consolidated interim financial information.

GERDAU S.A.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
(in thousands of U.S. Dollars, unless otherwise stated)

1                             Operations

Gerdau S.A. is a sociedade anônima incorporated as a limited liability company under the laws of the Federative Republic of Brazil.  The principal business of Gerdau S.A. (“Gerdau”) in Brazil and of its subsidiaries in Canada, Chile, the United States, Uruguay, Colombia, Argentina and as from this quarter also in Spain (collectively the “Company”) comprise the production of crude steel and related long rolled products, drawn products and long specialty products.  The Company produces steel based on the mini-mill concept, whereby steel is produced in electric arc furnaces from scrap and pig iron acquired mainly in the region where each mill operates.  Gerdau also operates plants which produce steel from iron ore in blast furnaces and through the direct reduction process.

The Company manufactures steel products for use by civil construction, manufacturing, agribusiness as well as specialty steel products. The markets where the Company operates are located in Brazil, the United States, Canada, Chile, Spain and, to a lesser extent, in Colombia, Argentina and Uruguay.

2                             Basis of presentation

2.1                   Accounting practices

The accompanying condensed consolidated financial information has been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which differ in certain aspects from the accounting practices adopted in Brazil (“Brazilian GAAP”) applied by the Company in the preparation of its statutory financial statements and for other legal and regulatory purposes. The consolidated financial statements for statutory purposes are prepared in Brazilian reais.

The condensed consolidated financial information for the three-month period ended March 31, 2006 and 2005 is unaudited.  However, in the opinion of management, this financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated financial position, results of operations and cash flows for the interim periods presented.  The results for the three-month period ended March 31, 2006 are not necessarily indicative of the results to be expected for the entire year.

This condensed financial information has been prepared on substantially the same basis as the consolidated financial statements as of and for the year ended December 31, 2005 and should be read in conjunction therewith.

2.2                   Recently issued accounting standards

In February 2006, the FASB issued SFAS No. 155 Accounting for Certain Hybrid Financial Instruments. SFAS No. 155 amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS 155 resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statements 133 to Beneficial Interest in Securitized Financial Assets”.

SFAS 155:

a.               Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation;

b.              Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133;

c.               Establishes a requirement to evaluate interests in securitized financial assets to identify interest that are freestanding derivatives or that are hybrid financial instruments that contain en embedded derivative requiring bifurcation;

d.              Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives;

e.               Amends Statement 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006.

In March 2006, the FASB issued SFAS No. 156 Accounting for Servicing of Financial Assets. SFAS 156 amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, that establishes, among other things, the accounting for all separately recognized servicing assets and servicing liabilities. SFAS 156 amends SFAS 140 to require that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. SFAS 156 permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value. An entity that uses derivative instruments to mitigate the risks inherent in servicing assets and servicing liabilities is required to account for those derivative instruments at fair value. Under this Statement, an entity can elect subsequent fair value measurement to account for its separately recognized servicing assets and servicing liabilities. By electing that option, an entity may simplify its accounting because this Statement permits recognition of the potential offsetting changes in fair value of those servicing assets and servicing liabilities and derivative instruments in the same accounting period. An entity shall adopt this Statement as of the beginning of its fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year.

The impact of adopting these new rules is dependent on events that could occur in the future periods, and as such, an estimate of the impact cannot be determined until the event occurs in future periods.

2.3                   Currency translation

The Company has selected the United States dollar as its reporting currency. The U.S. dollar amounts have been translated following the criteria established in SFAS No. 52, “Foreign Currency Translation” from the financial statements expressed in the local currency of the countries where Gerdau and each subsidiary operates.

The Company’s main operations are located in Brazil, the United States, Canada, Spain and Chile. The local currency is the functional currency for those operations. These financial statements, except for those of the subsidiaries located in the United States which already prepare their financial statements in United States dollars, are translated from the functional currency into the US dollar. Assets and liabilities are translated at the exchange rate in effect at the end of each period. Average exchange rates are used for the translation of revenues, expenses, gains and losses in the statement of income. Capital contributions, treasury stock transactions and dividends are translated using the exchange rate as of the date of the transaction. Translation gains and losses resulting from the translation methodology described above are recorded directly in “Cumulative other comprehensive loss” within shareholders’ equity. Gains and losses on foreign currency denominated transactions are included in the consolidated statement of income.

2.4                   Controlling shareholder

As of March 31, 2006, the Company’s parent, Metalúrgica Gerdau S.A. (“MG”, collectively with its subsidiaries and affiliates, the “Conglomerate”) owned 44.81% (December 31, 2005 and March 31, 2005 - 44.80%) of the total capital of the Company.  MG’s share ownership consisted of 75.73% (to all periods) of the Company’s voting common shares and 28.38% (to all periods) of its non-voting preferred shares.

2.5                   Stock Based Compensation Plans

Gerdau Ameristeel Corp (“Gerdau Ameristeel”) and its subsidiaries and Gerdau S.A. maintain stock based compensation plans.  The Company accounts for the stock-based compensation plans as from January 1, 2006 under SFAS 123 — R (“SFAS 123R”) “Shared-based payment”. SFAS 123R addresses the accounting for employee stock options and eliminates the alternative use of the intrinsic value method of accounting that was provided in Statement 123 as originally issued.  This statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments, based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award (vesting period). The grant-date fair value of employee share options and similar instruments is estimated using option-pricing models adjusted to the unique characteristics of those instruments.

The Company has applied the modified prospective application method to account for the implementation of SFAS 123R, which consists on recognizing costs of services rendered as from January 1, 2006 according to the grant-date fair value of stock options instruments, but does not require to restate previous year financial statements, and instead requires pro forma disclosures of net income and earnings per share for the effects on compensation had the grant-date fair value been adopted in prior periods. Under this transition method, compensation cost for stock options plans as from January 1, 2006, include the applicable amount of: (a) compensation cost for all share based instruments granted prior to, but not yet vested, as of January 1, 2006 (based on the grant-date fair value in accordance with the provisions of SFAS 123), and (b) compensation cost for all share based instruments granted after January 1, 2006 (based on the grant-date fair value estimated in accordance with the new provisions of SFAS 123R).

Through December 31, 2005, the Company applied the intrinsic value method established by Accounting Principles Board (“APB”) Opinion Nº 25, “Accounting for Stock Issued to Employees” to account compensation for the stock option plan.

The Company and its subsidiary Gerdau Ameristeel has several stock based compensation plans. A brief summary of those plans is described below:

Gerdau Plan

The Extraordinary Stockholders’ General Meeting of Gerdau held on April 30, 2003 decided, based on a plan approved by an Annual Stockholders’ meeting and up to the limit of authorized capital, to grant options to purchase shares to management, employees or individuals who render services to the Company or to entities under its control, and approved the creation of the “Long Term Incentive Program”. Under the plan, the Board of Director may grant options to purchase shares at an exercise price established by the Board of Directors and that can be exercised after a vesting period and can be exercised up to 5 years after vested.

Gerdau Ameristeel Plans:

(a)               For the year ended December 31, 2004, the Company’s Human Resources Committee adopted the 2004 Long-Term Incentive Stakeholder Plan (the “2004 Stakeholder Plan”). The 2004 Stakeholder Plan is designed to reward the Company’s senior management with a share of the Company’s profits after a capital charge. Awards, calculated in dollars, are invested in phantom common shares at a price equal to the closing price of the common shares on the New York Stock Exchange on the date of the grant, and vest in equal installments on each of the four anniversary dates of the date of grant. Payouts will be calculated based on the closing price of Common Shares on the New York Stock Exchange on the vesting date and will be paid as soon as practicable following vesting. An award of approximately $14.0 million was earned by participants in the 2004 Stakeholder Plan for the year ended December 31, 2004 and was granted on March 1, 2005. The award is being accrued over the vesting period. No further awards will be made under this plan.

(b)               For the year commencing January 1, 2005, the Human Resources Committee adopted the 2005 Long-Term Incentive Plan (the “2005LTI Plan”). The 2005 LTI Plan is designed to reward the Company’s employees with bonuses based on the achievement of return on capital invested targets. Bonuses which have been earned are awarded after the end of the year in the form of cash, stock appreciation rights (“SARs”), and/or options. The portion of any bonus which is payable in cash is to be paid in the form of phantom stock. The number of shares of phantom stock awarded to a participant is determined by dividing the cash bonus amount by the fair market value of a Common Share at the date the award of phantom stock is made based on the weighted average trading price of Common Shares on the New York Stock Exchange. Phantom stock and SARs vest 25% on each of the first four anniversaries of the date of the award.Phantom stock will be paid out following vesting on the basis of a cash payment. The number of options awarded to a participant is determined by dividing the non-cash amount of the bonus by the fair market value of a Common Share at the date the award of the options is made, and then adjusting this amount by a factor calculated based on the value of such options at that date (where the value of the options is determined by the Committee based on a Black Scholes or other method for determining option values). Options vest 25% on each of the first four anniversaries of the date of the award. Options may be exercised following vesting. Options have a maximum term of 10 years. The maximum number of options able to be granted under this plan is 6,000,000. An award of approximately $3.0 million was earned by participants in 2005 and is payable 50% in options and 50% in phantom stock. On March 20, 2006, the Company issued 202,478 options under this plan. The award is being accrued over the vesting period.Under the Company’s Stock-Based Option Plan, the Company was permitted to grant options to employees and directors to acquire up to a maximum of 3,041,335 common shares. The exercise price was based on the closing price of common shares on the trading date previous to the date the options are issued. The options have a maximum term of 10 years, have a vesting term of various periods as determined by the Plan administrator at the time of grant, and are exercisable in installments. The remaining 593,000 options outstanding under this plan expire on various dates up to April 13, 2008. No grants have been made under this plan since 1998.

(c)               A subsidiary of the Company, Gerdau Ameristeel US Inc. (“Ameristeel”), had several stock compensation plans for its employees. Under the terms of the Transaction Agreement relating to the 2002 merger with Co-Steel Inc., minority shareholders of Ameristeel exchanged shares of Ameristeel stock and options for stock and options of the Company at an exchange rate of 9.4617 Company shares and options for each Ameristeel share or option. This exchange took place on March 31, 2003. All amounts presented in the discussion below have been restated to reflect the historical shares at the exchanged value. In September 1996, Ameristeel’s Board of Directors approved the Ameristeel Corporation Equity Ownership Plan (the “Equity Ownership Plan”), which provided for grants of common stock, options to purchase common stock and SARs. After conversion into common shares of the Company, the maximum number of common shares issuable under the plan is 4,152,286. All issued options and shares of issued common stock become one-third vested two years from the grant date, and one third in each of the subsequent two years from the grant date. All grants were at the estimated fair market value of the common stock on the grant date, determined based on an independent appraisal as of the end of the previous year-end. Options may be exercised for 10 years from the grant date. In July 1999, Ameristeel’s Board of Directors approved a Stock Purchase/SAR Plan (the “SAR Plan”) available to essentially all employees. The SAR Plan authorized 946,170 shares of common stock to be sold to employees during three offering periods, July through September in each of 1999, 2002 and 2005. Employees who purchased stock were awarded stock appreciation rights (“SARs”) equal to four times the number of shares purchased. SARs were granted at fair value at the date of the grant. The SARs 18 become exercisable at the rate of 25% annually from the grant date and may be exercised for 10 years from the grant date. The SARs are recorded as a liability and benefits are charged to expense. In July 2002, Ameristeel’s Board of Directors approved the issuance of SARs that were granted to officers with exercise prices granted at fair value at the date of grant. 6,244,722 SARs were authorized and issued. The SARs become one-third vested two years from the grant date, and one third in each of the subsequent two years from the grant date. SARs may be exercised for 10 years from the grant date. The SARs are recorded as a liability and benefits are charged to expense.

Pro-forma disclosures

The following table illustrates the effects on net income and on earnings per share if the grant-date fair value method had been applied for the three months ended March 31, 2005.

Three-month period ended March, 31
2005

Net income as reported	276,886
Reversal of stock-based compensation cost included in the determination of net income as reported	52

Stock-based compensation cost following the fair value method	(236)
Pro-forma net income	276,702

Earnings per share - basic
Common - As reported and pro-forma	0.42
Preferred - As reported and pro-forma	0.42

Earnings per share - diluted
Common - As reported and pro-forma	0.42
Preferred - As reported and pro-forma	0.42

Assumptions for estimation grant date fair-value

The following assumptions were used to estimate the compensation following the fair value method for compensation in stock of Gerdau S.A. and of Gerdau Ameristeel Corp., as appropriate.

Assumptions for March 31, 2006	Gerdau	Gerdau Ameristeel
	S.A.	Corp

Expected dividend yield:	7.9%	0.8%
Expected stock price volatility:	49%	47.39%
Risk-free rate of return:	8%	4.68%
Expected period until exercise:	3.8 to 4.9 years	6.25 years

Assumptions for March 31, 2005	Gerdau	Gerdau Ameristeel
	S.A.	Corp

Expected dividend yield:	7%	0%
Expected stock price volatility:	43%	55%
Risk-free rate of return:	8%	4%
Expected period until exercise:	3.8 to 4.9 years	5 years

A summary of the Gerdau S.A. Plan is as follows:

	Three-month period ended March 31, 2006
	Number of shares	Weighted average exercise price

Outstanding at December 31, 2005	4,814,156	3.98
Granted during the year	—	—
(-) Options forfeited	—	—
(-) Options exercised	(1,667,630)	2.43

Outstanding at March 31, 2006	3,146,526	5.89

Options exercisable	74,631

		US$ thousands
Proceeds from stock options exercised		3,919
Intrinsic value of stock options exercised		16,080

A summary of the Gerdau Ameristeel plans is as follows:

	Three-month period ended March 31, 2006
Gerdau Ameristeel Plans		Weighted-
	Number of shares	average exercise
		(US$)

Outstanding at December 31, 2005	2,264,576	6.42
Granted	202,478	9.50
Exercised	(257,632)	1.85
Forfeit	—	1.85
Expired	—	19.00
Outstanding at March 31, 2006	2,209,422	6.42

Options exercisable	2,006,944

		US$ thousands
Proceeds from stock options exercised		1,183
Tax benefit related to stock options exercised		706
Intrinsic value of stock options exercised		1,909

2.6                   Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its majority-owned operational subsidiaries, as follows:

	Percentage interest (%)
	March 31, 2006	March 31, 2005

Aceros Cox S.A. (Chile)	98	100
Armafer Serviços de Construção Ltda. (Brazil)	—	100
Diaco S.A. (Colombia)	57	—
Gerdau Ameristeel Corporation (Canada) and its subsidiaries:	65	69
Ameristeel Bright Bar Inc. (USA)	65	69
Gerdau Ameristeel MRM Special Sections Inc. (Canada)	65	69
Gerdau Ameristeel Perth Amboy Inc. (USA)	65	69
Gerdau Ameristeel Sayreville Inc. (USA)	65	69
Gerdau Ameristeel US Inc. (USA)	65	69
Gerdau Açominas S.A. (“Gerdau Açominas”) (Brazil)	89	92
Gerdau Aços Longos S.A. (“Gerdau Aços Longos”) (Brazil)	89	—
Gerdau Aços Especiais S.A. (Brazil) (“Gerdau Aços Especiais”)	89	—
Gerdau Comercial de Aços S.A. (“Gerdau Comercial de Aços”) (Brazil)	89	—
Gerdau América do Sul Participações S.A. (“Gerdau América do Sul Participações”) (Brazil)	89	—
Gerdau Aza S.A. (Chile)	98	100
Gerdau Internacional Emprendimentos Ltda. (Brazil) and its wholly owned subsidiary Gerdau GTL Spain S. L. (Spain) and subsidiaries	98	100

Gerdau Laisa S.A. (Uruguay)	98	99
Maranhão Gusa S.A. — Margusa (Brazil)	89	100
Seiva S.A. — Florestas e Indústrias (Brazil) and subsidiaries	97	97
Sipar Aceros S.A. (Argentina)	72	38
Sidelpa S.A. (Colombia)	95	—
Corporación Sidenor S.A. and its subsidiaries (See Note 2.7)	40	—
Sidenor Industrial S.L.	40	—
Forjanor S.L.	40	—
Aços Villares S.A.	23	—

2.7                   Acquisitions

(a) Corporación Sidenor S.A.

On January 10, 2006 the Company concluded the acquisition of 40% of Corporación Sidenor S.A. (“Sidenor”), a Spanish steel producer with operations in Spain and Brazil. The Santander Group, the Spanish financial conglomerate, and an entity owned by executives of Sidenor contemporaneously acquired 40% and 20% of Sidenor, respectively. Purchase price for the acquisition of 100% of Sidenor consists of a fixed price of Euro 443,820 plus a variable contingent price whjch is payable  only by the Company. The fixed price paid by the Company on January 10, 2006 for its 40% interest in Corporación Sidenor amounted to Euro 165,828 (US$ 200,082). Santander Group holds a put option to sell their interest in Sidenor to the Company, after 5 years from the purchase, at a fixed price and accrued interests computed using a fixed interest rate. Also, the Company has agreed to guarantee to the Santander Group the payment of an agreed amount (equal to the fixed priced under the put option referred to above and accrued interest computed using the same fixed interest rate) after 6 years from the purchase in the event that Santander Group has not sold the shares acquired up to such date or, if the Santander Group sells its interest at a price higher or lower than the agreed amount the difference will be paid by Santander Group to the Company or by the Company to Santander Group, respectively. The guarantee may be exercised by the Santander Group at any time after 6 years.

As of March 31, 2006, certain tax credits in the Spanish operation of Coperación Sidenor have been used. Part of the contingent variable price was dependent on use of such tax credits and the Company is contractually obligated to pay to the former shareholders of Corporación an amount equivalent to 70% of tax credits used. As a result of this, the Company will make an additional payment of Euro 19,930 (US$ 24,152) which was recorded as additional goodwill.

The Company has concluded that Coperación Sidenor is a variable interest entity (VIE) as defined by Interpretation 46R “Consolidation of Variable Interest Entities” of the FASB and that the Company is the primary beneficiary. As a result as from the acquisition of its 40% interest in Corporación Sidenor the Company is consolidating Corporación Sidenor and its subsidiaries which include Aços Villares S.A., a brazilian specialty steel producer on which Corporación Sidenor has a 58% voting interest.

Upon the acquisition, the Company has made a preliminary computation of the fair value of assets and liabilities of Corporación Sidenor and its subsidiaries and consolidated those assets and liabilities considering its preliminary estimate of fair value. The Company expects to conclude a comprehensive analysis of the fair value of assets and liabilities acquired until December 31, 2006. Goodwill resulting from the acquisition has been computed as follows in accordance with FIN 46 R:

Purchase price consideration	224,234

Current liabilities	429,819
Non-current liabilities	692,840
Minority interest (corresponding to the 60% acquired by other parties including Grupo Santander)	503,580

Current assets	(642,206)
Non-current assets	(1,072,634)
Net assets at estimated fair value	(88,602)
Goodwill computed as difference between purchase consideration and net assets at estimated fair value	135,632

Since the Company is obligated to pay to Santander Group either through the put option or through the guarantee a fixed amount for its 40% interest on Corporación Sidenor, the Company has recorded this obligation under Minoirty Interest in the balance sheet. As of March 31, 2006, such obligation amounts to $218,566.

(b) Fargo Iron and Metal Company

In February 2006, the Company acquired certain assets and assumed certain liabilities of Fargo Iron and Metal Company, a scrap processor, for approximately $5.5 million.  Fargo Iron and Metal has served the steel industry as a scrap yard and processing facility. The facility also provides a steel service center for local manufacturers and construction companies.

(c) Callaway Building Products, Inc.

In March 2006, the Company acquired certain assets and assumed certain liabilities of Callaway Building Products, Inc., a rebar fabricator, for approximately $2.2 million. Callaway Building Products has served the construction industry as a rebar fabricator and supplier of concrete construction products throughout East Tennessee, Eastern Kentucky, Virginia, North Carolina, and Georgia.

3                             Inventories

	March 31,		December
	2006	2005	31, 2005
Finished products	690,872	671,977	642,545
Work in process	386,179	246,147	250,144
Raw materials	514,540	501,526	555,783
Packaging and maintenance supplies	200,247	129,423	171,669
Advances to suppliers of materials	58,215	28,187	42,320
	1,850,053	1,577,260	1,662,461

4                             Property, plant and equipment, net

	March 31,		December
	2006	2005	31, 2005
Buildings and improvements	1,272,365	885,809	1,062,673
Machinery and equipment	4,364,703	2,793,558	3,372,850
Vehicles	36,884	14,281	19,685
Furniture and fixtures	57,458	39,011	29,621
Other	416,619	177,376	234,757
	6,148,029	3,910,035	4,719,586
Less: Accumulated depreciation	(2,513,090)	(1,708,514)	(2,196,841)
	3,634,939	2,201,521	2,522,745
Land	508,976	221,459	209,023
Construction in progress	638,902	424,256	786,194
Total	4,782,817	2,847,236	3,517,962

As of March 31, 2006, machinery and equipment with a net book value of $373,104 was pledged as collateral for long-term debt.

5                             Debt and debentures

Short-term debt

Short-term debt consists of working capital loans and export advances, mainly denominated in U.S. dollars, with average interest rates of 5.78% p.a. at March 31, 2006. Advances received against export commitments are obtained from commercial banks with a commitment that the products be exported.

Long-term debt

Long-term debt consisted of the following:

	Weighted average
	Annual Interest
	Rate % at	March 31,	March 31,	December 31,
	March 31, 2006	2006	2005	2005
Long-term debt, excluding debentures, denominated in Brazilian reais
Working capital	TJLP + 3.50%	60,391	10,191	53,029
Financing for investments	IGP - M + 8.50%	104,268	—	9,617
Financing for machinery	TJLP + 3.50%	323,961	297,345	326,868

Long-term debt, excluding debentures, denominated in foreign currencies
(a) Long-term debt of Gerdau, Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais, Gerdau Comercial de Aços and Aços Villares:
Working capital (US$)	7.73%	69,070	47,582	62,340
Guaranteed Perpetual Senior Securities (US$)	8.88%	600,000	—	600,000
Financing for machinery and others (US$)	8.60%	522,638	274,682	342,387
Export Receivables Notes by Gerdau Açominas (US$)	7.34%	227,758	236,554	232,298
Advances on exports (US$)	5.90%	389,149	269,481	325,499
Financing for investments (US$)	4.94%	57,083	69,546	21,139

(b) Long-term debt of Sipar Aceros, Diaco, Sidelpa and Gerdau Aza S.A.
Financing for investments (US$)	4.94%	18,243	—	57,083
Working capital (Chilean pesos)	5.38%	4,005	8,850	213
Working capital (Colombian Pesos)	6.75%	5,436	—	22,436
Working capital (Argentinean Pesos)	10.48%	26	—	54
Financing for machinery (Chilean pesos)			3,429	—

(c) Long-term debt of Gerdau Ameristeel
Senior notes, net of original issue discount (US$)	10.375%	398,994	398,179	400,275
Senior Secured Credit Facility (Canadian dollar -Cdn$ and US$)	5.75%
Industrial Revenue Bonds (US$)	1.74% to 6.48%	31,600	31,600	31,600
Other	3.75% to 5.25	3,019	6,679	3,371

(d) Long-term debt of Corporación Sidenor
Working capital (Euros)	7.20%	117,520	—	—
		2,933,161	1,654,118	2,488,209
Less: current portion		(315,183)	(263,420)	(255,178)
Long-term debt, excluding debentures, less current portion		2,617,978	1,390,698	2,233,031
		401,819
2007		422,729
2008		288,161
2009		215,581
2010		533,232
2011		756,456
After 2011		2,617,978

IGPM (Índice Geral de Preços—Mercado—“General Index Price—Market”): Brazilian inflation index, computed by Fundação Getúlio Vargas

TJLP (Taxa de Juros de Longo Prazo—“Long term interest rate”): Interest rate set by Government used to index long term loans granted by BNDES—Banco Nacional de Desenvolvimento Econômico e Social.

Long-term debt, excluding debentures, denominated in Brazilian reais

Long-term debt denominated in Brazilian reais is indexed for inflation using the TJLP rate set by the Government on a quarterly basis, or based on IGPM.

Long-term debt, excluding debentures, denominated in foreign currencies

(a) Gerdau, Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais, Comercial Gerdau and Aços Villares

The debt agreements entered into by Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Comercial Gerdau contain covenants that require the maintenance of certain ratios, as calculated in accordance with the consolidated financial statements of Gerdau S.A. prepared in accordance with Brazilian GAAP. The covenants include several financial covenants including ratios on liquidity, total debt to EBITDA (earnings before interest, taxes, depreciation and amortization, as defined in the respective debt agreements), debt service coverage and interest coverage, amongst others. At March 30, 2006, the Company was in compliance with all of its debt covenants.

Export Receivables Notes issued by Gerdau Açominas

On September 5, 2003, Gerdau Acominas concluded a private placement of the first tranche of Export Notes in the amount of $105,000. The Export Notes bear interest of 7.37% p.a., with final due date in July 2010, and have quarterly payments starting October 2005.  On June 3, 2004 Gerdau Açominas S.A. also placed privately the second tranche of its Export Notes for a notional amount of $128,000. This second tranche was placed with a final maturity of 8 years (April 2012) and interest of 7.321% p.a. The notes have a quarterly amortization schedule starting in July 2006.

Guaranteed Perpetual Senior Securities

On September 15, 2005, Gerdau S.A. concluded a private placement of US$ 600,000  8.875% interest bearing Guaranteed Perpetual Senior Securities. Such bonds are guaranteed by the following operating companies of Gerdau based in Brazil: Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Comercial Gerdau; The bonds  do not have a stated  maturity date but should be redeemed by Gerdau S.A. in the event of certain specified events of default (as defined in the terms of the bonds) which are not fully under the control of the Company. The Company has a call option to redeem these bonds at any moment after 5 years of placement (September 2010). Interest payments are due on a quarterly basis, and each quarterly payment date is also a call date after September 2010.

(b) Sipar Aceros, Diaco, Sidelpa and Gerdau AZA Debt

Most of debt in South America is related to financing for the acquisition of interests in Diaco and Sidelpa, denominated in US dollars and contracted with Banco de Chile. Such debt matures in 2010, and bears interest of Libor + 1.4% p.a..

(c) Gerdau Ameristeel Debt

On June 27, 2003, Gerdau Ameristeel refinanced its debt by issuing $405,000 aggregate principal 10-3/8% Senior Notes.  The notes mature July 15, 2011 and were issued at 98% of face value.  Gerdau Ameristeel also entered into a new Senior Secured Credit Facility with a term of up to five years, which provides commitments of up to $350,000.  The borrowings under the Senior Secured Credit Facility are secured by the subsidiary’s inventory and accounts receivable.  The proceeds were used to repay existing indebtedness.  On October 31, 2005, Gerdau Ameristeel compelted and amendment of the Senior Secured Credit Facility. The significant changes from the existing agreement include an increase of commitments to up to $650,000 and an extension to October 31, 2010. At March 31, 2006, there was nothing drawn against this facility, and, based upon available collateral under the terms of the agreement, approximately $582,400 was available under the Senior Secured Credit Facility, net of $67,600 of outstanding letters of credit.

The debt agreements contain covenants that require Gerdau Ameristeel to, among other things, maintain a minimum fixed charge coverage ratio, a specified minimum level of tangible shareholders equity, a minimum working capital ratio and limit the debt to equity ratio.  In addition, if its business suffers a material adverse change or if other events of default under the loan agreements are triggered, then pursuant to cross default acceleration clauses, substantially all of the outstanding debt could become due and the underlying facilities could be terminated.  At March 31, 2006, Gerdau Ameristeel was in compliance with all of its debt covenants.

Debentures

Debentures as of March 31, 2006  include five outstanding issuances of Gerdau, convertible debentures of Gerdau Ameristeel and debentures issued by Aços Villares S.A., as follows:

			March 31,		December
	Issuance	Maturity	2006	2005	31, 2005
Debentures, denominated in Brazilian reais
Third series	1982	2011	60,568	46,873	68,490
Seventh series	1982	2012	30,968	25,750	32,024
Eighth series	1982	2013	110,359	74,246	100,164
Ninth series	1983	2014	83,989	78,334	67,723
Eleventh series	1990	2020	69,425	50,613	67,611
Aços Villares S.A.	2005	2010	133,136	—	—
Debentures, denominated in Canadian dollars
Gerdau Ameristeel’s convertible debentures	1997	2007	98,638	90,503	97,755

			587,083	366,319	433,767

Less debentures held by consolidated companies eliminated on consolidation			(15,713)	(2,310)	(18,396)
Total			571,370	364,009	415,371
Less: current portion (presented under Other currente liabilities in the consolidated balance sheet)
			(2,156)	(2,799)	(1,162)

Total debentures — long-term			569,214	361,210	414,209

Debentures issued by Gerdau

Debentures are denominated in Brazilian reais and bear variable interest at a percentage of the CDI rate (Certificado de Depósito Interbancário, interbank interest rate). The annual average nominal interest rates were 18.64.%, 16.63% and 16.17% as of March 31, 2006 and 2005 and December 31, 2005, respectively.

Debentures issued by Aços Villares S.A.

Debentures issued by Aços Villares S.A. are denominated in Brazilian reais and bear variable interest at a percentage of 104.5% of the CDI rate, and mature in 5 years, with final date on September 1, 2010.

Debentures issued by Gerdau AmeriSteel Corp.

The unsecured subordinated convertible debentures issued by Gerdau AmeriSteel Corp. bear interest at 6.5% per annum, mature on April 30, 2007, and, at the holders’ option, are convertible into Common Shares of Gerdau AmeriSteel Corp. at a conversion price of Cdn$26.25 per share.

6                             Commitments and contingencies

The Company is party to claims with respect to certain taxes, civil and labor matters. Management believes, based in part on advice from legal counsel, that the provision for contingencies is sufficient to meet probable and reasonably estimable losses from unfavorable rulings, and that the ultimate resolution will not have a significant effect on the consolidated financial position as of March 31, 2006, although it may have a significant effect on future results of operations or cash flows.

The following table summarizes the contingent claims and related judicial deposits:

	Contingencies			Judicial deposits
	March 31,		December	March 31,		December
Claims	2006	2005	31, 2005	2006	2005	31, 2005

Tax	135,144	68,333	103,345	54,967	35,884	52,548
Labor	33,748	18,927	21,155	5,017	8,345	9,179
Other	40,373	2,943	3,349	12,688	454	459
	209,265	90,203	127,849	72,672	44,683	62,186

Probable losses on tax matters, for which a provision was recorded

All contingencies described in the section below correspond to instances where the Company is challenging the legality of taxes and contributions. The description of the contingent losses includes a description of the tax or contribution being challenged, the current status of the litigations as well as the amount of the probable loss which has been provided.

•                              Of the total provision, $36,254 relates to a provision recorded by subsidiary Gerdau Açominas S.A. on demands made by the Federal Revenue Secretariat regarding Import Taxes, Taxes on Industrialized Products (“IPI—Imposto sobre Produtos Industrializados”) and related legal increases, due to transactions carried out under drawback concession granted and afterwards annulled by DECEX (Foreign Operations Department). The Federal Revenue Secretariat claims these operations were not in conformity with the legislation. Management believes all transactions were carried out under the terms of the drawback concession granted, but decided to record a provision for probable losses on this matter due in part to legal counsel advice and due to the unfavorable decision in the administrative appeal.

•                              $22,831 related to amounts for State Value Added Tax  (“Imposto Sobre Circulação de Mercadorias e Serviços”—ICMS), the majority of which is related to credit rights involving the Finance Secretary and the State Courts of First Instance in the state of Minas Gerais.

•                              $3,376 related to Social Contribution on Net Income (“Contribuição Social Sobre o Lucro”) (CSSL). The amounts refer to challenges of the constitutionality of the contribution in 1989, 1990 and 1992. Some proceedings are pending decision, most of them in the Superior Courts.

•                              $9,203 related to Corporate Income Tax (“Imposto Renda de Pessoa Jurídica - IRPJ), for which administrative appeals have been filed.

•                              $14,425 on contributions due to the social security authorities which correspond to suits for annulment by the Company in progress in the Federal Court of First Instance in the state of Rio de Janeiro. The amount provided also refers to lawsuits questioning the position of the National Institute of Social Security (“Institutio Nacional da Seguridade Social” - INSS) in terms of charging INSS contributions on profit sharing payments made by the subsidiary Gerdau Açominas and several INSS assessments due to services contracted from third parties, in which the INSS accrued debts related to the last ten years and assessed Gerdau Açominas as jointly responsible. The assessments were reaffirmed by the INSS when challenged by the Company and are currently being challenged by Gerdau Açominas in annulment proceedings with deposit in court of the amount being discussed, since the Company understands that the right to set up part of the credits had expired, and that, in any event, the Company is not responsible.

•                              $1,026 related to contributions for the Social Integration Program (“Programa de Integração Social” - PIS) and $3,181 related to Social Contribution on Revenues (“Contribuição para o Financiamento da Seguridade Social” - COFINS), in connection with lawsuits questioning the constitutionality of Law 9,718 which changed the calculation basis of these contributions. These suits are in progress in the Federal Regional Court of the 2nd Region and the Federal Supreme Court.

•                              $15,699  related to the Emergency Capacity Charge (“Encargo de Capacidade Emergencial”—ECE), as well as $9,854 related to the Extraordinary Tariff Recomposition (“Recomposição Tarifária Extraordinária—RTE), which are charges included in the electric energy bills of the Company’s plants. According to the Company, these charges are of a tax nature and, as such, are incompatible with the National Tax System provided in the Federal Constitution. For this reason, the constitutionality of this charge is being challenged in court. The lawsuits are in progress in the Federal Justice of the First Instance of the states of Pernambuco, Ceará, São Paulo, and Rio Grande do Sul, as well as in the Federal Regional Courts of the 1st , 2nd, , 3rd , 4th and 5th Regions. The Company has fully deposited in court the amount of the disputed charges.

•                              The Company is also defending other taxes contingencies in the amount of $32,510, for which a provision has been made following advice from Company’s legal counsels.

Possible losses on tax matters for which no provision was recorded

There are other contingent tax liabilities, for which the probability of losses are possible or remote and, therefore, are not recognized in the provision for contingencies. These claims are comprised by:

•                              The Company is defendant in debt foreclosures filed by the State of Minas Gerais to demand ICMS credits arising mainly from the sales of products to commercial exporters. The total amount of the processes is $15,105. The Company did not set up a provision for contingency in relation to these processes, since it considers this tax is not payable, because products for export are exempted from ICMS.

•                              The Company and its subsidiary Gerdau Açominas are defendants in tax foreclosures filed by the state of Minas Gerais, which demand ICMS credits on the export of semi-finished manufactured products. The total amount demanded is $127,067. The Company did not set up a provision for contingency in relation to these processes since it considers the tax as not payable, because the products do not fit in the definition of semi-finished manufactured products defined by the federal complementary law and, therefore, are not subject to ICMS.

•                              The Company has entered into Fiscal Recovering Program (“Programa de Recuperação Fiscal”—REFIS) on December 6, 2000, which allowed the Company to pay PIS and Cofins debts on installments. Brazilian fiscal authorities are discussing the legality of $18,467 credits acquired from third parties and used to offset fines and interests incurred by the Company, under the terms of the Program. Brazilian fiscal authorities understands those credits should be offseted against debts of the owners of the credits in the first place, and only after that they would be eligible to transfer to third parties, but this understanding is based only on a Resolution of the Management Committee of REFIS, and not in an appropriate law, according to Company’s legal counsels.

Unrecognized contingent tax assets

Management believes the realization of certain contingent assets is possible. However, no amount has been recognized for these contingent tax assets that would only be recognized upon final realization of the gain:

•                              Among them is a court-ordered debt security issued in 1999 in favor of the Company by the state of Rio de Janeiro in the amount of $12,235 arising from an ordinary lawsuit regarding non-compliance with the Loan Agreement for Periodic Execution in Cash under the Special Industrial Development Program - PRODI. Due to the default by the State of Rio de Janeiro and the non-regulation of the Constitutional Amendment 30/00, which granted the government a ten-year moratorium for the payment of securities issued to cover court-order debt not related to food, the Company understands realization of this credit in 2006 or in the next following years is only possible.

•                              On February     , 2006, some subsidiaries of the Company have obtained a final non-appelable favorable decision by court that decided that PIS and CONFIS do not apply other income than sales, following preceding from Federal Supreme Court which declared the unconstitutionality of paragraph 1 of article 3 of Law 9,718/98.

Since those subsidiaries paid contributions over increased bases, the Company has recognized, in this quarter, credit in the amount of $ 25,641. The same process related to Gerdau S.A. has not yet obtained a final decision.

•                              The Company and its subsidiary Gerdau Açominas S.A. and Margusa—Maranhão Gusa S.A. are claming recovery of IPI premium credits. Gerdau S.A. and its subsidiary Margusa—Maranhão Gusa S.A. have filed administrative appeals, which are pending judgment. With regard to the subsidiary Gerdau Açominas S.A., the claims were filed directly to the courts and a decision unfavorable to Gerdau Açominas S.A. was issued and has been appealed by Gerdau Açominas S.A.. The Company estimates a credit in the amount of $181,367.

Labor contingencies

The Company is also defending labor proceedings, for which there is a provision as of March 31, 2006 of $33,748. None of these lawsuits refers to individually significant amounts, and the lawsuits mainly involve claims due to overtime, health and risk premiums, among others. The balances of deposits in court related to labor contingencies, at March 31, 2006, totaled $5,017.

Other contingencies

The Company is also defending in court civil proceedings arising from the normal course of its operations and has accrued $40,375 for these claims. Escrow deposits related to these contingencies, at March 31, 2006, amount to $12,688. Other contingent liabilities with remote or possible chances of loss, involving uncertainties as to their  occurrence, and therefore, not included in the provision for contingencies, are comprised by:

•                              An antitrust process involving Gerdau S.A. related to the representation of two civil construction syndicates in the state of São Paulo that alleged that Gerdau S.A. and other long steel producers in Brazil divide customers among them, violating the antitrust legislation. After investigations carried out by the National Secretariat of Economic Law—(“Secretaria de Direito Econômico”- SDE) and based on public hearings, the SDE is of the opinion that a cartel existed. This conclusion was also supported by an earlier opinion of the Secretariat for Economic Monitoring (“Secretaria de Acompanhamento Econômico”—SEAE). The process was sent to the Administrative Council for Economic Defense—(“Conselho Administrativo de Defesa Econômica”—CADE), for judgment.

CADE judgment was putted on hold by an injunction obtained by Gerdau S.A., which aimed an annulment of the administrative process, due to formal irregularities included on it. This injunction was cancelled by appeals made by CADE and Federal Government, and CADE proceeded with the judgment. On September 23, 2005, CADE issued a rule condemning the Company and the other long steel producers, determining a fine of 7% of gross revenues less excise taxes of each company, based on the year before the starting of the process, due to cartel practices. The Company has appealed from this decision, and this appeal is still pending of judgment.

Nevertheless, the Company has proposed a judicial proceeding aiming to cancel the administrative process due to the abovementioned formal irregularities. If the Company is successful on this proceeding CADE decision can be annulled in the future.

Prior to CADE decision, the Federal Public Ministry of Minas Gerais (“Ministério Público Federal de Minas Gerais”) had presented a Public Civil Action, based on SDE opinion, without any new facts, accusing the Company of involvement in activities that breach antitrust laws. The Company has presented its defense on July 22, 2005

Gerdau S.A. denies having engaged in any type of anti-competitive behavior and understands, based on information available, including the opinion of its legal advisors, that the administrative process until now includes many irregularities, some of which are impossible to resolve. The Company believes it has not  practiced any violation of anti-trust regulation, and based on opinion of its legal advisors believes in a reversion of this unfavorable outcome.

•                     There is a civil lawsuit filed against Gerdau Açominas S.A., regarding the termination of a contract for the supply of slag and indemnities for losses and damages. The amount of the claim, at December 31, 2005, was approximately $22,246. Gerdau Açominas S.A. contested all bases for the lawsuit and filed a counterclaim for the termination of the contract and indemnity for breach of contract. The judge declared the contract to be terminated, since such demand was common to both parties. With regards to the remaining discussion, the judge understood that both parties were at fault and judged unfounded the requests for indemnity. This decision was maintained by the Court of Civil Appeals of the state of Minas Gerais (CCPMG) and is based on expert evidence and interpretation of the contract. The process went to the High Court of Justice and returned to CCPMG for the judgment of the appeal. Gerdau Açominas S.A. believes that a loss from the case is remote, since it understands that a change in the judgment is unlikely.

Insurance claim

A civil lawsuit was filed by Sul América Cia Nacional de Seguros on August 4, 2003 against Gerdau Açominas S.A. and Banco Westdeustsche Landesbank Girozentrale, New York Branch (WestLB), for the payment of $15,827 which was deposited in court to settle an insurance claim made by Gerdau Açominas. The insurer pleads uncertainty in relation to whom payment should be made and alleges that the Company is resisting in receiving and settling it. The lawsuit was contested by both the bank (which claimed having no right over the amount deposited, solving the question raised by Sul América) and the Company (which claimed inexistence of uncertainty and justification to refuse the payment, since the amount owed by Sul América is higher than stated). After this pleading, Sul América claimed fault in the bank’s representation, and this matter is therefore already settled, which resulted collection by Gerdau Açominas in December 2004 of the amount deposited by the insurer. The process is expected to enter in the expert evidence phase, mainly for determination of the amount finally due. Gerdau Açominas has also claimed on a judicial proceeding the amount recognized by the insurers, previous to the civil lawsuit commented above. These proceedings are included in the main lawsuit, and the Company expects to be successful with this claim.

The civil lawsuits arise from the accident on March 23, 2002 with the blast furnace regenerators of the Presidente Arthur Bernardes mill, which resulted in stoppage of several activities, material damages to the steel mill equipment and loss of profits. The equipment, as well as loss of profits arising from the accident, was covered by an insurance policy. The report on the event, as well as the loss claim was filed with IRB - Brasil Resseguros S.A., and the Company received an advance of $28,540 during 2002.

In 2002, a preliminary estimate of indemnities related to the coverage of loss of profits and material damages, in the total amount of approximately $50,635, was recorded, based on the amount of fixed costs incurred during the period of partial stoppage of the steel mill and on the expenses incurred to recover the equipment temporarily. This estimate is close to the amount of the advance received, plus the amount proposed by the insurance company as a complement for settling the indemnity. Subsequently, new amounts were added to the discussion, as demonstrated in the Company’s appeal, although they were not accounted for as well as other costs to recover damage caused by the accident. When confirmed, those costs will be recorded in the financial statements.

Based on the opinion of its legal advisors, management considers that losses from other contingencies are remote, and that eventual losses would not have a material adverse effect on the consolidated results of operations, consolidated financial position of the Company or its future cash flows.

7                    Shareholders’ equity

7.1          Share capital

As of March 31, 2006, 231,607,008 shares of Common stock and 435,986,042 shares of Preferred stock had been issued. The share capital of the Company is comprised of Common shares and Preferred shares, all without par value. The authorized capital of the Company is comprised of 400,000,000 Common shares and 800,000,000 Preferred shares. Only the Common shares are entitled to vote. There are no redemption provisions associated with the Preferred shares.  The Preferred shares have preferences in respect of the proceeds on liquidation of the Company.

At March 31, 2006, the Company held in treasury 1,909,104 preferred shares at a cost of $9,763 (2,359,800 preferred shares at March 31, 2005 and 3,045,695 at December 31, 3005 at a cost of $15,256 and at a cost of $21,951, respectively).

7.2          Dividends

Brazilian corporations are permitted to distribute interest on equity, similar to a dividend distribution, which is deductible for income tax purposes. The amount payable may not exceed 50% of the greater of net income for the year or retained earnings, as measured under Brazilian Corporate Law. It also may not exceed the product of the Taxa de Juros Longo Prazo (“TJLP”) (long-term interest rate) and the balance of shareholders’ equity, as measured under Brazilian Corporate Law.

Payment of interest on equity is beneficial to the Company when compared to making a dividend payment, since it deducts a charge for income purposes. The related tax benefit is recorded in the consolidated statement of income. Income tax is withheld from the stockholders relative to interest on equity at the rate of 15%.

8                    Earnings per share (EPS)

Pursuant to SFAS No. 128, “Earnings per Share” the following tables reconciles net income to the amounts used to calculate basic and diluted EPS. Computations of EPS presented below have been retroactively adjusted to reflect stock bonus approved on March 31, 2006 to both common and preferred shareholders of 50 shares per 100 shares held.

Basic

	Three-month period ended			Three-month period ended
	March 31, 2006			March 31, 2005
	Common	Preferred	Total	Common	Preferred	Total
	(in thousands, except share and per share data)			(in thousands, except share and per share data)
Basic numerator
Dividends interest on equity declared	2,387	4,458	6,845	37,424	69,877	107,301
Allocated undistributed earnings	149,161	278,575	427,736	59,148	110,437	169,585
Allocated net income available to Common and Preferred shareholders	151,548	283,033	434,581	96,572	180,314	276,886

Basic denominator
Weighted-average outstanding shares, after giving retroactive effect to the the stock bonuses described above and deducting the average tresuary shares (Note 7.1)	231,607,008	432,653,343		231,607,008	432,446,342
Earnings per share (in US$) — Basic	0.65	0.65		0.42	0.42

Dilluted

	Three-month period ended
	March 31,
	2006	2005
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	283,033	180,314
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau, option to settle in shares the purchase price of an additional interest in Diaco and option granted to minority shareholders of Sipar to sell their shares to Gerdau	783	357
	283,816	180,671

Net income allocated to common shareholders	151,548	96,572
Less:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau, option to settle in shares the purchase price of an additional interest in Diaco and option granted to minority shareholders of Sipar to sell their shares to Gerdau	(783)	(357)
	150,765	96,215

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	231,607,008	231,607,008
Preferred Shares
Weighted-average number of preferred shares outstanding	432,653,343	432,446,342
Potential increase in number of preferred shares outstanding in respect of stock option plan	834,437	2,464,251
Potential issuable preferred shares with respect to option to settle acquisition of additional interest in Diaco in shares of the Company	1,657,431	—
Option granted to minority shareholders of Sipar to sell their shares to Gerdau	855,660	—
Total	436,000,871	434,910,593

Earnings per share—Diluted (Common and Preferred Shares)	0.65	0.42

9                    Derivative instruments

The use of derivatives by the Company is limited. Derivative instruments are used to manage clearly identifiable foreign exchange and interest rate risks arising out of the normal course of business.

Gerdau and Gerdau Açominas

Gerdau Açominas entered into interest rate swaps where its receives a fixed interest rate in U.S. dollars and pays a variable interest rate based on LIBOR. The agreements have a notional value of $240,000 and expiration date of November 2011.  The aggregate fair value of this interest rate swap, which represents the amount that would be paid if the agreements were terminated at March 31, 2006, is a gain of approximately  $298 ($2,686 at March 31, 2005 and $2,233 at December 31, 2005).

As part of its normal business operations, Gerdau and Gerdau Açominas used to obtain U.S. dollar denominated debt generally at fixed rates and are exposed to market risk from changes in foreign exchange and interest rates.

Changes in the rate of the Brazilian real against the U.S. dollar expose Gerdau and Gerdau Açominas to foreign exchange gains and losses which are recognized in the statement of income and also to changes in the amount of Brazilian reais necessary to pay such U.S. dollar denominated debt. Changes in interest rates on their fixed rate debt expose Gerdau and Gerdau Açominas to changes in fair value on its debt. In order to manage such risks, Gerdau and Gerdau Açominas used to enter into derivative instruments, primarily cross-currency interest rate swap contracts. Under the swap contracts Gerdau and Gerdau Açominas have the right to receive on maturity United States dollars plus accrued interest at a fixed rate and have the obligation to pay Brazilian reais at a variable rate based on the CDI rate.

Although such instruments mitigate the foreign exchange and interest rate risks, they do not necessarily eliminate them. The Company generally does not hold derivative instruments for trading purposes.

All swaps have been recorded at fair value and realized and unrealized losses are presented in the consolidated statement of income under “Gain (losses) on derivatives, net”.

No cross-currency interest rate swaps are outstanding as of March 31, 2006. The notional amount of such cross-currency interest rate swaps amounted $35,915 as of March 31, 2005 and $7,902 as of December 31, 2005, with remaining maturity dates between July 2005 and March 2006 as of March 31, 2005 and between January 2006 and March 2006 as of December 31, 2005. Interest rate payable was between 85.55% to 106.00% of CDI as of March 31, 2005 and as of December 31, 2005. Unrealized losses amounted to  $5,575 as of March 31, 2005 and $6,786 as of December 31, 2005.

Gerdau Açominas also entered on a reverse swap where it receives a variable amount of interest based on JIBOR in japanese yens, and pays a fixed interest rate in US dollars, with a notional amount of $267,000. This swap has a final maturity date on November 16, 2007. The aggregate fair value of this swap, which represents the amount that would be paid if the agreements were terminated at March 31, 2006 is a loss of $7,203 (no unrealized loss as of March 31, 2005 and as of December 31, 2005).

Operations in South America

The Company has also granted stock options to the minority shareholders of Sipar Aceros S.A. as part of the purchase agreements of that company. Such stock options are accounted for its fair value, in the amount of $3,630 as of March 31, 2006, under Other long term liabilities ($5,818 as of December 31, 2005). The Company has a commitment to acquire an additional interest in Diaco, accounted for its fair value, in the amount of $31,345, recorded under Other long term assets ($7,529 as of December 31, 2005).

Gerdau Ameristeel Corporation

In order to reduce its exposure to changes in the fair value of its Senior Notes, Gerdau Ameristeel entered into interest rate swaps subsequent to the refinancing of its debt.  The agreements have a notional value of $200,000 and expiration dates of July 15, 2011.  Gerdau Ameristeel receives a fixed interest rate and pays a variable interest rate based on LIBOR. The aggregate mark-to-market (fair value) of the interest rate agreements, which represents the amount that would be paid if the agreements were terminated at March 31, 2006 was approximately a loss $1,450  (losses of $1,662 as of March 31, 2005 and $1,170 at December 31, 2005).

10             Segment information

There are no significant inter-segment sales transactions and the identifiable assets are trade accounts receivable, inventories and property, plant and equipment.

The following segments correspond to the business units by which the Executive Committee manages its operations:

	Three-month period ended March 31, 2006
							Adjustments	Total as per
		Açominas Ouro	Specialty	South America	North		and	financial
	Long Brazil	Branco	Steel	(except Brazil)	America	Total	reconciliation	statements
Net sales	617,469	344,664	270,585	219,603	1,131,912	2,584,233	222,329	2,806,562
Financial income (expenses), net	34,361	144,429	7,003	(354)	(11,945)	173,494	(58,205)	115,289
Net income	52,359	194,954	9,088	29,049	89,938	375,388	59,193	434,581
Capital expenditures	91,417	76,297	201,345	16,531	44,349	429,939	23,128	453,067
Depreciation and amortization	29,618	33,911	10,739	10,087	31,748	116,103	8,075	124,178
Identifiable assets	1,819,116	1,748,227	644,437	572,126	2,283,542	7,067,448	737,109	7,804,557

	Three-month period ended March 31, 2005
							Adjustments	Total as per
		Açominas Ouro	Specialty	South America	North		and	financial
	Long Brazil	Branco	Steel	(except Brazil)	America	Total	reconciliation	statements
Net sales	655,376	241,549	102,508	106,000	1,081,914	2,187,347	18,669	2,206,016
Financial expenses, net	27,659	9,697	(3,493)	1,291	10,966	46,120	(5,669)	40,451
Net income	114,374	68,460	25,250	17,430	78,475	303,989	(27,103)	276,886
Capital expenditures	66,701	32,039	12,729	2,507	31,582	145,558	(156)	145,402
Depreciation and amortization	22,506	23,745	2,717	2,821	28,072	79,861	471	80,332
Identifiable assets	1,482,884	1,354,532	197,117	293,330	2,314,366	5,642,229	(309,960)	5,332,269

	Year-end December 31, 2005
							Adjustments	Total as per
		Açominas Ouro	Specialty	South America	North		and	financial
	Long Brazil	Branco	Steel	(except Brazil)	America	Total	reconciliation	statements
Depreciation and amortization	105,346	116,375	12,456	18,404	105,691	358,272	(56,510)	301,762
Identifiable assets	1,690,399	1,595,770	230,041	576,361	2,218,335	6,310,906	(350,957)	5,959,949

The segment information above has been prepared under Brazilian GAAP and consistent with that presented at the year end financial statements. Corporate activities performed for the benefit of the Group as a whole are not separately presented and are included as part of the information of Long Brazil.

Geographic information about the Company presented following the same basis as the financial statement is as follows with revenues classified by the geographic region from where the product has been shipped:

	Three-month period ended March 31, 2006
		South America	North
	Brazil	(except Brazil)	America	Europe	Total
Net sales	1,303,607	215,052	1,059,436	228,467	2,806,562
long lived assets	3,525,303	257,828	1,249,566	222,417	5,255,114

	Three-month period ended March 31, 2005
		South America	North
	Brazil	(except Brazil)	America	Total
Net sales	1,123,567	79,911	1,002,538	2,206,016
long lived assets	1,822,570	156,810	1,224,384	3,203,764

	Year ended December 31, 2005
		South America	North
	Brazil	(except Brazil)	America	Total
Long lived assets	2.325.507	245.073	1.283.856	3.854.436

Long lived assets include property, plant and equipment, equity investments, investments at cost and goodwill.

11             Income tax reconciliation

A reconciliation of the income taxes in the statement of income to the income taxes calculated at the Brazilian statutory rates follows:

	Three-month period
	ended March 31
	2006	2005
Income before taxes and minority interest	668,064	462,441
Brazilian composite statutory income tax rate	34%	34%
Income tax at Brazilian income tax rate	227,142	157,230
Permanent differences:
Foreign income having different statutory rates	(20,040)	(4,084)
Non-taxable income net of non-deductible expenses	(4,954)	2,106
Tax deductible goodwill recorded on statutory books	(31,892)	—
Other, net	(8,353)	(12,988)
Income tax expense	161,903	142,264

12             Pension Plans

Gerdau and other related companies in the Conglomerate co-sponsor contributory pension plans (the “Brazilian Plans”) covering substantially all employees based in Brazil. The Brazilian Plans consists of a plan for the employees of Gerdau and its subsidiaries (“Gerdau Plan”) and one plan for the employees of Gerdau Açominas and its subsidiaries (“Gerdau Açominas Plan”). The Brazilian Plans are mainly defined benefit plans with certain limited defined contributions.  Additionally, the Company’s Canadian and American subsidiaries, including Gerdau Ameristeel, sponsor defined benefit plans (the “North American Plans”) covering the majority of their employees. Contributions to the Brazilian Plans and the North American Plans are based on actuarially determined amounts.

The subsidiaries in North America currently provide specified health care benefits to retired employees. Employees who retire after a certain age with specified years of service become eligible for benefits under this unfunded plan.

The following tables summarize the pension benefits cost and postretirement medical benefit cost included in the Company’s consolidated statements of financial position:

Brazil plans

	Three-month period
	ended March 31
	2005	2004
Components of net periodic benefit cost
Service cost	3,314	2,315
Interest cost	9,891	7,127
Expected return on plan assets	(17,761)	(11,442)
Amortization of transition asset	(169)	(139)
Amortization of prior service cost	240	198
Recognized actuarial gain	(1,225)	(900)
Employees contributions	(707)	(492)
Net periodic benefit	(6,417)	(3,333)

North America plans

Pension Plan

	Three-month period ended
	2006	2005
Components of net periodic benefit cost
Service cost	4,230	2,745
Interest cost	6,134	5,569
Expected return on plan assets	(6,097)	(5,244)
Amortization of transition obligation	47	44
Amortization of prior service cost	324	73
Recognized actuarial gain	837	554
Net periodic cost	5,475	3,741

Other benefits

	Three-month period
	ended March 31
	2006	2005
Components of net periodic benefit cost
Service cost	363	283
Interest cost	684	538
Amortization of prior service cost	(82)	(53)
Recognized actuarial loss	25	8
Net periodic cost	990	776

13             Guarantee of indebtedness

(a)             Gerdau has provided a surety to Dona Francisca Energética S.A., in financing contracts which amount to R$90,532 thousand (equivalent of $41,674 at period-end exchange rate). Under the surety, Gerdau guarantees 51.82% ($21,595) of such debt. This guarantee was established before December 2002, and, therefore, is not covered by the accounting requirements of FASB Interpretation No. 45 (“FIN 45”). The guarantee may be executed by lenders in the event of default by Dona Francisca Energética S.A.

(b)            Gerdau is the guarantor on Euro Commercial Papers of its subsidiary GTL Trade Finance Inc., in the amount of $200,000, on loans of its subsidiary GTL Financial Corp in the amount of $20,031 and on Export Receivables Notes of its subsidiary Gerdau Açominas S.A. amounting to approximately $224,140. Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Comercial Gerdau de Aços guarantee the US$ 600,000 Perpetual Senior Securities issued by Gerdau S.A. Gerdau also guarantees loans of its subsidiaries Gerdau Açominas, Gerdau Aços Longos and Gerdau Aços Especiais in the amount of $417,435, $6,653 and $4,596.

As the guarantees above are between a parent company (the Company) and its subsidiaries they are not subject to the recognition provisions under FIN 45. These guarantees may be executed upon failure by the subsidiaries or Gerdau  satisfying their financial obligations.

(c)             Gerdau Açominas and Gerdau Comercial de Aços provides guarantees to Banco Gerdau S.A. that finance sales to selected customers. These sales are recognized at the time the products are delivered. Under the vendor program, the Company is the secondary obligor to the bank. At March 31, 2006 customer guarantees provided by the company totaled $15,975. Since Banco Gerdau S.A., Gerdau Açominas S.A. and Gerdau Comercial de Aços are under the common control of MG, this guarantee is not covered by the recognition provisions of FASB Interpretation No 45 (“FIN 45”).

14             Subsequent event

On April 5, 2006, Gerdau Ameristeel Corporation has signed a contract for the acquisition of 100% of Sheffield Steel Corporation, located in Sand Springs, Oklahoma, USA.

Sheffield Steel is a long steel mini-mill, mainly merchant bar and billets, with anual sales of 550 thousand tons of finished products. Sheffield operates a melt shop and a rolling mill in Sand Springs, Oklahoma, a rolling mill in Joliet, Illinois, and three units in Kansas City and Sand Springs.

Total amount to be paid by Sheffield Steel is estimated in around $94,000, and assumption of liabilities of $94,000. This agreement is still subject to the approval of Sheffield shareholders and antitrust authorities of USA, and should be concluded on the second quarter of 2006.

*      *      *